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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25



                                                 Commission File Number: 0-22835



                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
             [ ] Form N-SAR



For Period Ended: SEPTEMBER 30, 2001



[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-K      [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended: N/A


   Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                         PART I. REGISTRANT INFORMATION

Full name of registrant: MONARCH DENTAL CORPORATION



Former name (if applicable): N/A



Address of principal executive office (Street and number): TOLLWAY PLAZA II, 15950 NORTH DALLAS PARKWAY, SUITE 825

City, State and Zip Code: DALLAS, TEXAS 75248




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                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         MONARCH DENTAL CORPORATION (THE "COMPANY") IS UNABLE TO COMPLY WITH THE PRESCRIBED DUE DATE FOR ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 (THE "FORM 10-Q") WITHOUT UNREASONABLE EFFORT OR EXPENSE. THE COMPANY IS CURRENTLY SUBJECT TO A MINIMUM EBITDA FINANCIAL COVENANT DEFAULT UNDER ITS CREDIT AGREEMENT WITH THE COMPANY'S LENDERS. THE COMPANY IS CURRENTLY IN NEGOTIATIONS WITH ITS LENDERS TO OBTAIN A WAIVER OF THIS FINANCIAL COVENANT DEFAULT. UNTIL THESE NEGOTIATIONS ARE CONCLUDED, THE COMPANY IS UNABLE TO PROVIDE AN ASSESSMENT IN THE FORM 10-Q OF THE IMPACT OF THIS DEFAULT ON ITS LIQUIDITY AND AVAILABLE CAPITAL RESOURCES.

                           PART IV. OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification:

  LISA K. PETERSON, CHIEF FINANCIAL AND ADMINISTRATIVE OFFICER, (972) 361-8430

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                           MONARCH DENTAL CORPORATION
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date:      November 14, 2001                 By:  /s/ LISA K. PETERSON
      ------------------------------             -------------------------------
                                                 Lisa K. Peterson
                                                 Chief Financial and
                                                 Administrative Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).